NEWS RELEASE
BROOKFIELD HOMES ANNOUNCES THIRD QUARTER NET NEW ORDERS,
FIXED PRICE TENDER OFFER, AND
NOTICE OF THIRD QUARTER CONFERENCE CALL AND WEBCAST
Del Mar, California, October 4, 2005 — (BHS: NYSE)
Net New Orders
Net new orders for the three months ended September 30, 2005 totaled 246 units, a decrease of 55 units compared to the same period in 2004. The decrease in net new orders resulted from fewer homes available for sale in our California operations, partially offset by an increase in sales in the Washington D.C. Area.
The company remains on track in 2005 to close around 1,750 homes and achieve its previously announced earnings guidance of between $6.50 and $7.00 per share with an anticipated backlog of 30% of its planned 2006 home closings by December 31, 2005.
A summary by region of the net new orders and active selling communities follows:

	Net New Orders				Active Selling Communities
	Three months ended		Nine months ended		Three months ended
	September 30		September 30		September 30
	2005	2004	2005	2004	2005	2004

San Francisco Bay Area	26	46	143	317	2	5
Southland / Los Angeles	55	32	210	308	4	3
San Diego / Riverside	59	160	401	564	6	8
Northern Virginia	106	63	511	321	12	11

	246	301	1,265	1,510	24	27

Fixed Price Tender Offer
Brookfield Homes announced today that its Board of Directors approved the purchase for cash of up to 3,000,000 shares of its outstanding common stock from its stockholders by way of a tender offer. Stockholders will be invited to tender their shares at a price per share of $55.00. Brascan Corporation, the major stockholder of Brookfield Homes, has indicated that it intends to tender up to an equivalent number of shares as the aggregate number of shares tendered by other stockholders. The tender offer is expected to commence on or prior to October 14, 2005.

The closing price of Brookfield Homes’ common stock on the NYSE on October 3, 2005 was $55.89 per share. If Brookfield Homes purchased 3,000,000 shares at the offer price, the cash resources utilized in the transaction would be approximately $165 million, including expenses.
Neither Brookfield Homes nor its Board of Directors is making any recommendation whether stockholders should tender or refrain from tendering their shares. Stockholders must decide whether to tender their shares and, if so, how many shares to tender. Stockholders may wish to discuss with their broker or other financial or tax advisor whether to tender their shares.
THE FOREGOING ANNOUNCEMENT OF THE TENDER OFFER IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF BROOKFIELD HOMES’ COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY BROOKFIELD HOMES’ COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT BROOKFIELD HOMES WILL BE DISTRIBUTING TO ITS STOCKHOLDERS SHORTLY. STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS TO THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE AT BROOKFIELD HOMES’ WEBSITE WWW.BROOKFIELDHOMES.COM, THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM OUR INFORMATION AGENT.
Conference Call and Webcast for Investors and Analysts
You are invited to participate in Brookfield Homes’ Third Quarter Conference Call on Monday, October 31, 2005 at 11:00 a.m. (EST) to discuss with members of senior management our results and current business initiatives.
Brookfield Homes will release its 2005 third quarter financial results on Friday, October 28th at approximately 5:00 p.m. (EST), and it will be available on our website at www.brookfieldhomes.com under “Investor Relations — Press Releases.” Our supplemental information package will also be available under “Investor Relations — Financial Reports and Investor Presentations.” The Conference Call will also be Webcast live on our website, where it will be archived for future reference.
To participate in the Conference Call, please dial 1-800-251-4491, toll free in North America, at approximately 10 minutes prior to the start time. For those unable to participate in the Conference Call, a taped rebroadcast will also be available until midnight Monday, November 14, 2005. To access this rebroadcast, please call 1-800-807-5315, toll free in North America.
Brookfield Homes Corporation
Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also entitle and develop land for our own communities and sell lots to other homebuilders. Our portfolio includes 30,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; Sacramento; and Washington D.C. Area markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.

Contact Information:
Paul Kerrigan
Executive Vice President & Chief Financial Officer
Tel: 858-481-2568
Email: pkerrigan@brookfieldhomes.com
* * * * * * * * * * * * *
Note: Certain statements in this press release that are not historical facts, including information concerning the expected tender offer, targeted 2005 home closings, our December 31, 2005 backlog, our 2005 earnings guidance, and those statements preceded by, followed by, or that include the words “planned”, “projected”, “goals”, “potential”, “expected”, “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our Form 10-K and other SEC filings, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

3